UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25/A
(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-CEN Form N-CSR

For Period Ended:

January 31, 2024
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Comtech Telecommunications Corp.
Full Name of Registrant

Former Name if Applicable

68 South Service Road, Suite 230
Address of Principal Executive Office (Street and Number)

Melville, NY 11747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended January 31, 2024 (the "Report") within the prescribed time period because the Company could not complete preparation of the Report without unreasonable effort or expense. On March 13, 2024, the Company announced that it has terminated Ken Peterman as President and Chief Executive Officer of the Company for cause due to conduct unrelated to Comtech’s business strategy, financial results or previously filed financial statements and appointed a new interim Chief Executive Officer. The Company continues to anticipate filing the Report within the time period provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notiﬁcation.

Michael A. Bondi	(631)	962-7000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Comtech Telecommunications Corp.
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 13, 2024
By: /s/ Michael A. Bondi
Name: Michael A. Bondi
Title: Chief Financial Officer